SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated November 28, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X   Form 40-F
                                     ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                   Yes    No X
                                      ---   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                   Yes    No X
                                      ---   ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                   Yes    No X
                                      ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

An official english translation of Dassault Systemes' unaudited consolidated and condensed half-year financial statements and activity report from January 1, 2003 to June 30, 2003 (based on French GAAP), as published in the Bulletin des Annonces Legales Obligatoires (BALO) on November 17, 2003.

                               HALF-YEAR ACTIVITY
                                     REPORT

                     Period January 1, 2003 - June 30, 2003



All presented financial information is reported in accordance with French generally accepted accounting principles.

Dassault Systemes group's total revenue for the first half of 2003 decreased by 6% to a total of 350.7 million euros. However, our revenue rose by 2% in constant currencies.

Operating income decreased to 80.3 million euros, down 9% compared to first half 2002.

Consolidated net income was 35.1 million euros or 0.31 euro per diluted share, compared to 34.7 million euros or 0.30 per diluted share in the first half of 2002, representing a 3% increase on a per share basis. Net income excluding acquisition costs decreased from 54.4 million to 49.0 million euros, down 10%.

Thus, despite a tough economic environment and impacting currencies change effects, the Company's performance was in line with its objectives and the market expectations.

Its performance is also better than its competitors' since its software revenue increased by 12% if expressed in dollars, whereas software revenue of its competitors decreased by 8% in US dollars in average during first half 2003 (as published by 7 competitors). It bears witness to the resilience of the business model and of the strategy of Dassault Systemes.

                Board of directors September 23, 2003 - Page 1 -
           DASSAULT SYSTEMES - "societe anonyme" with a share capital of 113,195,640 euros -

1.  Research and development - Products, technology and development partnerships
    ----------------------------------------------------------------------------

    1.1  PLM (Product Lifecycle Management)
         ----------------------------------

The first half of the year 2003 was marked by announcement, on April 30, 2003, of the launch of a new release of Version 5: V5R11 that concerns CATIA, DELMIA, ENOVIA and SMARTEAM trademarks.

V5R11 delivers capabilities useful for creating PLM solutions with an important level of realism and effectiveness that allow their users :
    -   to anticipate product and process behavior,
    - to better capture the esthetic, visual design that they intend for a product,
    - to benefit from significant quality and performance improvements, in large assembly management namely,
    - to get complete entry PLM solutions in industries like Fabrication & Assembly, Electronics and Consumer Goods,
    - to deliver state of the art applications to suit automobile and aeropsace core processes.

With major enhancements to about 100 products, with 7 new applications and 34 new V5 partner products, CATIA V5R11 improves CATIA-SMARTEAM and CATIA-ENOVIA integrations in domains such as knowledgeware, electronics and analysis. It also simplifies native product definition analysis through the seamless integration of CAE and specialized design applications. It further extends knowledgeware capabilities for optimizing analysis, mold-tooling design and real time rendering.

DELMIA V5R11 enhances end-to-end process coverage in the automotive BIW domain. It also reduces planning periods and the time it takes to create and validate assembling process. It provides tools necessary to create machining process plans for assemblies as well as knowledge-based tools and extends engineering change tracking between the product design domain and the manufacturing process domain.

                Board of directors September 23, 2003 - Page 2 -
           DASSAULT SYSTEMES - "societe anonyme" with a share capital of 113,195,640 euros -

ENOVIA V5R11 improves product structure filtering capabilities and simplifies change analysis to facilitate product comparisons at the sub-assembly level. It also aligns clash management methods with the methods used by shipbuilding and aerospace engineers, promotes 3D product visualization throughout a very large community (whether engineers or not) with a light-weight, entry-level digital mock-up (DMU) mechanism.

SMARTEAM V5R11 improves web collaboration and offers collaborative CAD design based on "Shared Workspaces" concept. It offers new advanced linking capabilities with support of CAD integration links and business rules as well as link management capabilities to enhance knowledge capture and decision support.

Moreover, during the first half of 2003, the Company signed two main CAA V5 (Component Application Architecture) development agreements: one agreement with Immersion Corporation under which Immersion will develop a hand-interaction software that enable users to manipulate and feel a 3D DMU in a natural way using their hands; another agreement with ESI Group, under which ESI group will develop and sell its next generation solutions for digital simulation and manufacturing process within CAA V5 platform.


    1.2  SOLIDWORKS
         ----------

SolidWorks2003 software has been selected by readers of NASA Tech Briefs, the United States' largest circulating engineering magazine, as Product of the Year for 2002. It is the second time NASA Tech Briefs magazine readers have honoured SolidWorks with the award since the company was set up.

At the end of the first half of 2003, SolidWorks was ready to launch the new version of its software, SolidWorks2004. With more than 250 enhancements, this new version accelerates large assembly processings and offers specific features to machine designers and mold/tool makers.


                Board of directors September 23, 2003 - Page 3 -
           DASSAULT SYSTEMES - "societe anonyme" with a share capital of 113,195,640 euros -

2.  Customers, distribution networks, marketing and services
    --------------------------------------------------------

Despite the difficult international economic context, and with constant currencies, our total sales, up by 2%, increased by 17% in America and 3% in Asia and decreased by 7% in Europe.

In the Process centric sector, we sold 14,133 CATIA licenses in the first half of 2003, of which 69% of CATIA V5 licenses. Proportion of V5 licenses sold then increased, since it had represented 52% of the total CATIA licenses sold during the first half of 2002.

During the first half of 2003, the Company signed new material contracts with:
    o Ford Motor Company for a worldwide integration of the whole automaker's design and manufaturing processes,
    o   Audi for the planning of digital vehicle assemblies,
    o   Koito Manufacturing for developing automotive lighting equipment,
    o China Motor Corporation for developing an automobile digital factory project,
    o Bertrandt AG for product data management in order to maximize efficiency of automobile product development platform,
    o   Cimos for developing powertrain, brake and car body parts,
    o   ENAER for developing its aerospace products,
    o   Heroux-Devtek for developing landing gears,
    o Daewoo for developing machinery and strengthening collaborative environment.

Besides a partnership agreement was signed with Avatech Solutions, under which Avatech will now distribute SMARTEAM solutions all around the United-States. That should enable the Company to increase its market share among the American small and medium size businesses.

In the Design centric sector, we sold 12,352 SolidWorks licenses during the first half of 2003 (+2%). SolidWorks also shipped its 250,000th license. According to data compiled by Daratech, SolidWorks was the worldwide leader in the Design centric market in 2002 based upon revenues and licenses shipped.


                Board of directors September 23, 2003 - Page 4 -
           DASSAULT SYSTEMES - "societe anonyme" with a share capital of 113,195,640 euros -

3. Financial results of Dassault Systemes Group subsidiaries having a significant impact on consolidated income, by sector of activity - Acquisitions and equity operations
    -------------------------------------------------------------------

In the Design centric sector, half-yearly sales decreased by 5% in comparison with the same period in the pevious year, but rose by 18% in US dollars.

In the Process centric sector, the Company's revenue decreased by 6% during the first half of 2003 but increased by 1% in constant currencies compared to the first half of 2002. In this sector, Dassault Systemes, the group's parent company, posted sales of 216.7 million euros for the first half of 2003, down 12% in comparison with the same period last year. Half of this decrease is due to impacting exchange rates. Operating net income decreased by 30% compared to the first half of 2002, down to 73.1 million euros.

The PDM (Product Data Management) revenue rose by 17%, representing an increase of 25% in constant currencies.

In addition, on May 28, 2003, the Company acquired 80% of the share capital of the French company Athys at a price of 3,200,000 euros. It will acquire the remaining 20% during the second haf-year 2005 for a price that will vary according to certain conditions. Athys is specialized in the development of workcell control software allowing to describe production systems event-based logic.

Amortization of intangibles relative to acquisitions came to 3.5 million euros during the first half of 2003, compared with 6.5 million euros during the first half of 2002.

Finally, during the first half of 2003, Dassault Systemes purchased and cancelled 1,375,201 of its own shares within the share repurchase program voted by the joint shareholders' meeting on May 28, 2002.


                Board of directors September 23, 2003 - Page 5 -
           DASSAULT SYSTEMES - "societe anonyme" with a share capital of 113,195,640 euros -

                                DASSAULT SYSTEMES




                        CONSOLIDATED CONDENSED HALF YEAR

                              FINANCIAL STATEMENTS


                 Period from January 1st, 2003 to June 30, 2003

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2003
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

(All amounts in thousands of euro)                                       June 30, 2003    December 31, 2002
ASSETS
Goodwill (Note C)                                                            32,074             42,212
Other intangible assets, net (Note C)                                         7,694             11,673
Property and equipment, net                                                  60,811             59,874
Financial assets (Note D)                                                    44,052             39,167
Investment in equity of unconsolidated affiliates-joint-ventures                408                304
Long-term deferred tax assets                                                15,242             15,588
                                                                            -------            -------
Total fixed assets                                                          160,281            168,818

Trade accounts receivable (Note E)                                          132,067            229,503
Other current assets                                                         96,408             88,733
Short-term investments                                                        1,004             16,436
Cash and cash equivalents                                                   415,062            371,954
                                                                            -------            -------
Total current assets                                                        644,541            706,626

TOTAL ASSETS                                                                804,822            875,444
                                                                            =======            =======


LIABILITIES
Share capital (Note F)                                                      113,200            114,571
Additional paid-in capital                                                      540             28,496
Retained earnings                                                           391,456            339,235
Net Income                                                                   35,100            105,986
                                                                            -------            -------
Total Shareholders' Equity                                                  540,296            588,288


Provisions for liabilities and charges                                       16,880             14,300
Long-term debt                                                               21,358             28,571
Accounts payable                                                             23,867             31,638
Accrued wages and other personnel costs                                      56,836             56,892
Sales incentive payable and unearned revenue                                 90,774            107,897
Other current liabilities                                                    54,811             47,858

TOTAL LIABILITIES                                                           804,822            875,444
                                                                            =======            =======

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2003
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                                        Six Months ended,             Year ended,
                                                                  ------------------------------   -----------------
                                                                  June 30, 2003    June 30, 2002   December 31, 2002
                                                                  -------------    -------------   -----------------
                                                               (All amounts in thousands of euro, except per share data)
Revenue :
Software revenue                                                     296,911          325,972          669,886
Services and other revenue                                            53,812           47,840          104,229
                                                                    --------         --------         --------
Total revenue                                                        350,723          373,812          774,115

Cost of revenue :
Software                                                             (11,397)         (11,678)         (24,475)
Services and other                                                   (46,482)         (44,155)         (96,795)
                                                                    --------         --------         --------
Total cost of revenue                                                (57,879)         (55,833)        (121,270)

Gross profit                                                         292,844          317,979          652,845

Research and development                                            (106,221)        (111,830)        (219,607)
Marketing and sales                                                  (79,723)         (86,554)        (168,811)
General and administration                                           (23,036)         (25,154)         (47,774)
Amortization of acquired technology                                   (3,540)          (6,480)         (11,098)
                                                                    --------         --------         --------
Operating income                                                      80,324           87,961          205,555

Financial revenue and other, net (Note G)                             (1,459)           1,640            5,834
Income before income taxes                                            78,865           89,601          211,389

Income tax expense                                                   (30,108)         (35,148)         (73,396)
Income from consolidated companies                                    48,757           54,453          137,993

Equity in net income of unconsolidated affiliates-joint ventures         263             --                214
Goodwill amortization                                                (13,920)         (19,737)         (32,221)
Net income                                                            35,100           34,716          105,986
                                                                    ==========================================

Basic net income per share                                       (euro) 0.31      (euro) 0.30      (euro) 0.93
Diluted net income per share                                     (euro) 0.31      (euro) 0.30      (euro) 0.91

Basic weighted average shares outstanding (in millions)                113.2            114.1            113.7
Diluted weighted average shares outstanding (in millions)              114.0            117.6            116.7


DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2003
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                        June 30, 2003   December 31, 2003
                                                                                        -------------   -----------------
(All amounts in thousands of euro)
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
-------------------------------------------------------------------------------------------------------------------------
Net income                                                                                  35,100          105,986
Adjustments to reconcile net income to net cash provided by operating activities:
 Depreciation and amortization of property, plant and equipment                              7,417           19,050
 Amortization of intangible assets                                                          18,222           46,220
 Disposals of property, plant and equipment and short-term investments                         659              197
Deferred tax income                                                                         (3,030)          (8,004)
Equity in earnings of affiliates                                                              (104)            (214)
Other                                                                                       (5,713)             796
Changes in current assets and liabilities :
 (Increase) decrease in trade accounts receivable                                           91,987          (29,221)
 (Increase) decrease in other current assets                                                (1,022)          11,094
 Increase (decrease) in accounts payable, accrued wages and other personnel costs           (8,026)          (2,792)
 Increase (decrease) in sales incentive payable                                             (9,012)           2,829
 Increase (decrease) in unearned revenue                                                    (3,113)          19,871
 Increase (decrease) in income taxes payable                                                  (373)         (20,691)
 Increase (decrease) in other current liabilities                                            3,262           (2,395)

-------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                  126,254          142,726
-------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
-------------------------------------------------------------------------------------------------------------------------
Proceeds from sales of property and equipment                                                    9              216
Additions to property, equipment                                                            (1,022)          (3,048)
Additions to property, intangibles                                                         (10,607)         (17,379)
Short-term investments :
 Purchases                                                                                    --            (10,351)
 Proceeds from sales and maturities                                                         15,460             --
Payment for acquisitions, net of cash acquired                                              (3,439)         (29,923)
Proceeds from sale of Revit investment                                                        --             10,088
Increase in long term receivables                                                           (7,452)         (25,601)

-------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITES                                                        (7,051)         (75,998)
-------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
-------------------------------------------------------------------------------------------------------------------------
Payments on capital lease obligation                                                          (926)          (1,643)
Purchase and retirement of common shares                                                   (29,450)            --
Proceeds from exercise of stock options                                                      2,762            4,149
Cash dividends paid                                                                        (37,225)         (37,601)

-------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                                                      (64,839)         (35,095)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                    (11,256)         (22,815)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                            43,108            8,818
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS :
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
BEGINNING OF PERIOD                                                                        371,954          363,136
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
END OF PERIOD                                                                              415,062          371,954
-------------------------------------------------------------------------------------------------------------------------

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2003
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

(All amounts in thousands of euro)                                                                  Currency
                                              Common Stock        Paid-in         Retained        translation         Total
                                                                  capital         earnings         adjustment
December 31,2001                                 114,446           25,228          387,152           24,052          550,878

Net income                                                                         105,986                           105,986

Foreign currency translation adjustment                                                             (34,933)         (34,933)

Exercise of stock-options (Note F)                   125            3,268              565                             3,958

Cash dividends paid                                                                (37,601)                          (37,601)
------------------------------------------------------------------------------------------------------------------------------------
December 31,2002                                 114,571           28,496          456,102          (10,881)         588,288
====================================================================================================================================

Net income                                                                          35,100                            35,100

Foreign currency translation adjustment                                                             (16,540)         (16,540)

Purchase and retirement of common shares          (1,375)         (28,075)                                           (29,450)

Exercise of stock-options (Note F)                     4              119                                                123

Cash dividend paid                                                                 (37,225)                          (37,225)
------------------------------------------------------------------------------------------------------------------------------------
June 30, 2003                                    113,200              540          453,977          (27,421)         540,296
====================================================================================================================================

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2003
--------------------------------------------------------------------------------


NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS

NOTE A - ACCOUNTING PRINCIPLE


The consolidated financial statements of Dassault Systemes and its subsidiaries (the "Company") are prepared in accordance with generally accepted accounting principles in France, as defined by the January 3, 1985 French Law and by the 99-02 rule issued on June 22, 1999 by the "Comite de Reglementation Comptable". The half-year consolidated financial statements were prepared using the same accounting principles as those used for the annual consolidated financial statements.

The Company also prepares separate financial statements in conformity with accounting principles generally accepted in the United States "US GAAP". Differences between financial statements prepared under French GAAP and US GAAP are summarized in Note K.

The income tax provision is calculated using the estimated average annual effective tax rate applied to the pre-tax income for the period.

Pension costs for the period were estimated based on actuarial valuations performed in fiscal year 2002.



NOTE B - ACQUISITIONS

Acquisition of Athys SA

On May 31, 2003, Dassault Systemes acquired Athys SA, a 13-employee company based in Grenoble, for (euro)3.3 million. As a result of this transaction, an amount of (euro)4.5 million was recorded in goodwill. Athys specializes in the development of work cell control software.

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2003
--------------------------------------------------------------------------------


NOTE C - GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in goodwill and other intangible assets during the six month period ended June 30, 2003 are presented below:

                                                                         Patents and
(Euro in thousands)                      Goodwill        Software        Trademarks        Total
-------------------------------------------------------------------------------------------------
Net value as of December 31, 2002         42,212           8,525           3,148          53,885
Acquisitions                               4,677           1,026                           5,703
Amortization of the semester             (13,920)         (2,383)         (1,919)        (18,222)
Exchange differences                        (895)           (413)           (290)         (1,598)
                                    -------------------------------------------------------------
Net value as of June 30, 2003             32,074           6,755             939          39,768
                                    =============================================================


    Goodwill and other intangible assets at June 30, 2003 consisted principally of excess purchase price from the acquisitions of Delmia GmbH ((euro)5.0 million), Structural Research and Analysis Corp ((euro)4.3 million) and Athys ((euro)4.3 million), as well as from the purchase, in 2002, of the remaining minority interests in SmarTeam Corp Ltd. ((euro)8.0 million).

Goodwill is amortized over three years.


NOTE D - INVESTMENTS

In April 2002, the Company signed an agreement with RAND A Technology Corporation ("RAND") to accelerate the development of marketing, sales and services infrastructure required to support PLM. Under the terms of this agreement, the Company granted two 10-year convertible loans totaling (euro)24 million whereby one half of this amount may be converted to common shares in RAND at RAND's discretion and the remainder may be converted at Dassault Systemes' discretion. Under the terms of this financing, Dassault Systemes' equity position in RAND will not exceed 19.9 percent of the shares outstanding.

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2003
--------------------------------------------------------------------------------
(Euro in thousands)
                                         6/30/2003     12/31/2002
Investments

  Avatech - Planetcad                          61            67
  MSC Software - AES                        5,930         6,506
  ImpactXoft                                8,751         9,589
  IMC
  Autres                                                    370
                                           ------        ------
  Total                                    14,742        16,532

                                                               Interest
Loans receivable                                                 rate

  ImpactXoft                                3,422         3,814   5.0%
  RAND (1)                                 24,292        18,821   5.5%
  Avatech - Planetcad                         547                 5.0%
  Cogito (2)                                  525                 5.0%
  Interets courus                             524
                                           ------        ------
  Total                                    29,310        22,635

Total loans and investments                44,052        39,167


    (1) The loan granted to RAND may be converted into common shares of RAND. The fair market value of this conversion option was estimated at(euro)95 thousand by the company and has not been recorded in the company's financial statements.


    (2) The loan agreement signed with Cogito relates to a USD 1,5 million credit facility, which is made available based upon the realization of certain economic criteria.


NOTE E - ACCOUNTS RECEIVABLE AND TRANSACTIONS WITH RELATED PARTIES

CATIA, ENOVIA and SMARTEAM products are marketed, distributed and supported principally by IBM, pursuant to a mutually, non-exclusive agreement that encompasses such activities.

Revenue obtained through the commercial relationship with IBM comprised 61% of the consolidated revenues of the Company for the year ended December 31, 2002, and the period ended June 30, 3003.

IBM is under no contractual obligation to continue to actively market and distribute the Company's products, and IBM may choose to discontinue such activities, without penalty, at its discretion. A decision by IBM to cease or substantially reduce its marketing and distribution efforts would likely cause a significant interruption in such activities which would adversely affect the financial position and operating results of the Company, at least in the short-term.

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2003
--------------------------------------------------------------------------------


However, management believes its long-term relationship with IBM is based upon mutual respect and success, and management is not aware of circumstances related to either party, which would cause the relationship to be terminated.

Under the agreement with IBM, activity is reported monthly to the Company by IBM. This reporting of the worldwide activity of IBM is subject to an annual audit and adjustment process, whereby either party has the opportunity to correct differences that may have occurred in the monthly reporting process during the preceding year. The Company monitors possible differences based upon historical trends and known specific situations, and defers the recognition of revenue by IBM based upon its estimate of adjustments that will ultimately be made.

The balances of trade accounts receivable with IBM were (euro)53,270 thousand and (euro)117,930 thousand at June 30, 2003 and December 31, 2002, respectively, substantially all of which relates to software revenue. Management believes that the financial position of IBM mitigates the potential credit risk related to the concentration of its trade accounts receivable with IBM.

The Company and IBM entered into an arrangement that increases the share of licensing revenue to be retained by IBM if IBM meets certain annual sales and growth targets. Such incentive is recorded as a deduction of software revenue. Amounts payable to IBM are denominated in U.S. Dollars.

The Company licenses products for internal use to both IBM and Dassault Aviation, using commercial terms consistent with those granted to the Company's other customers of similar size.

The Company also provides services and support to Dassault Aviation. These services were provided at market conditions.

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2003
--------------------------------------------------------------------------------


NOTE F - SHAREHOLDERS' EQUITY

Changes to Dassault Systemes share capital during the six-month period ended June 30, 2003 are as follows:

                                                                                                  Nominal       Share
                                                                                 Number of          value       Capital
                                                                                   shares         (in Euro)    (in Euro)
Share capital issued as of January 1st, 2003                                     114,570,841       1.00      114,570,841
------------------------------------------------------------------------------------------------------------------------
Shares issued in 2003 pursuant to the June 28, 1996 stock option plan                  1,540       1.00            1,540
Shares issued in 2003 pursuant to the December 15, 1997 stock option plan              2,502       1.00            2,502
Shares cancelled                                                                  (1,375,201)      1.00       (1,375,201)
------------------------------------------------------------------------------------------------------------------------
Total                                                                            113,199,682       1.00      113,199,682
------------------------------------------------------------------------------------------------------------------------


Share repurchase plan

Pursuant to the share repurchase plan authorized by the May 28, 2002 shareholders' general meeting, the Company repurchased in successive trades 1,375,201 of its own shares. Effective May 31, 2003, these shares were cancelled. A prospectus relating to a new share repurchase plan, dated May 9, 2003 was filed with the COB under the number 03-398.

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2003
--------------------------------------------------------------------------------


NOTE G - FINANCIAL REVENUE AND OTHER, NET

(All amounts in thousands of euro)        Six-months ended         Year ended
                                       -----------------------  ----------------
                                       30/06/2003   30/06/2002     31/12/2002
Interest income                             2,283        2,609         11,611
Interest expense                             (816)        (904)        (1,682)
Foreign exchange losses, net               (3,361)      (2,948)        (6,912)
Dividends received                                         976
Other, net                                    435        1,907          2,817
--------------------------------------------------------------  ----------------
Financial revenue, net                     (1,459)       1,640          5,834
--------------------------------------------------------------------------------


    The Company transacts in various foreign currencies, primarily Japanese yen and U.S. dollar. To manage this currency exposure, the Company purchases and sells currency options (puts or calls) and may purchase other foreign exchange contracts from time to time. The fair market values of foreign forward contracts and options were determined by a financial institution using option pricing models and quoted market prices.



NOTE H - SEGMENT INFORMATION


The Company operates in two segments: the "Process-Centric" segment and the "Design-centric" segment. The "Process-centric" market serves companies seeking to optimize their industrial processes from the design stage through to manufacturing and maintenance, by doing away with all physical mock-ups. The "Design-centric" market serves companies seeking to improve specific design functions.

Data by operating segment is as follows:

------------------------------------------------------------------------------------------------------------------------------------
                 |                                        |      Six-months ended        |
(in thousands    |     Six-months ended June 30, 2003     |        June 30, 2002         |    Fiscal year ended December 3, 2002
   of euro)      |  ----------------------------------------------------------------------------------------------------------------
                 |  Process    Design                     | Process    Design            |  Process   Design
                 |  centric    centric   Elim.     Total  | centric    centric  Total    |  centric   centric    Elim.    Total
------------------------------------------------------------------------------------------------------------------------------------
Revenues         |  289,432    61,879    -588     350,723 | 308,628    65,184   373,812  |  649,380   126,883   -2,148   774,115
                 |                                        |                              |
Operating income |   62,489    17,835              80,324 |  70,732    17,229    87,961  |  174,197    31,358            205,555
                 |                                        |                              |
Net income       |   24,188    10,913              35,101 |  22,934    11,782    34,716  |   82,313    23,673            105,986
------------------------------------------------------------------------------------------------------------------------------------

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2003
--------------------------------------------------------------------------------

NOTE I - SCOPE OF CONSOLIDATION

------------------------------------------------------------------------------------------------------------------------------------
                                                           June 30, 2003                            December 31, 2002

                                                    % of       % of                     % of voting     % of
                                                   voting    ownership     Method         rights     ownership        Method
------------------------------------------------------------------------------------------------------------------------------------
Dassault Systemes
Kabushiki Kaisha                                    100%      100%      Consolidation      100%         100%      Consolidation

Dassault Data Services                               95%       95%      Consolidation       95%          95%      Consolidation

Dassault Systemes of America Corp. and its          100%      100%      Consolidation      100%         100%      Consolidation
subsidiaries

SolidWorks Corporation and its subsidiaries          98%       98%      Consolidation      100%         100%      Consolidation

Delmia Corp. and its subsidiaries                   100%      100%      Consolidation      100%         100%      Consolidation

Enovia Corp.                                        100%      100%      Consolidation      100%         100%      Consolidation

Dassault Systemes Corp                              100%      100%      Consolidation      100%         100%      Consolidation

Dassault Systemes AG                                100%      100%      Consolidation      100%         100%      Consolidation

SmarTeam Corporation Ltd. and its subsidiaries      100%      100%      Consolidation      100%         100%      Consolidation

Dassault Systemes Provence                          100%      100%      Consolidation      100%         100%      Consolidation

Delmia GmbH                                         100%      100%      Consolidation      100%         100%      Consolidation

Dassault Systemes Canada Inc.                       100%      100%      Consolidation      100%         100%      Consolidation

Safework Inc.                                       100%      100%      Consolidation      100%         100%      Consolidation

Spatial Corp. and its subsidiaries                  100%      100%      Consolidation      100%         100%      Consolidation

Dassault Systemes Srl.                              100%      100%      Consolidation      100%         100%      Consolidation

Structural Research and Analysis Corp.              100%      100%      Consolidation      100%         100%      Consolidation

Invention Machine Corp.                              17%       17%      Equity Method       17%          17%      Equity Method

Dassault Systemes Inc.                              100%      100%      Consolidation      100%         100%      Consolidation

Knowledge Technologies International Inc.           100%      100%      Consolidation      100%         100%      Consolidation

Knowledge Technologies International Limited        100%      100%      Consolidation      100%         100%      Consolidation

Knowledge Technologies International France         100%      100%      Consolidation      100%         100%      Consolidation

Dassault Systemes Switzerland                       100%      100%      Consolidation      100%         100%      Consolidation

3D PLM Software Ltd.                                 30%       30%      Equity method       30%          30%      Equity method

Athys SA                                            100%      100%      Consolidation
------------------------------------------------------------------------------------------------------------------------------------

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2003
--------------------------------------------------------------------------------

NOTE J - SEASONALITY

Quarterly operating results varied significantly and are likely to vary significantly in the future, depending on factors such as foreign currency exchange rates; the number, timing and significance of product enhancements or new products by us or our competitors; our ability to develop, introduce, and market new and enhanced versions of our products; customer order deferrals in anticipation of new or enhanced products; the timing of revenue recognition under our marketing and sales agreement with IBM; general conditions in the product lifecycle management software market, computer industries and regional economies; and other factors and events. A significant portion of sales typically occurs in the last month of each quarter. Therefore, the timing of orders and shipments, including unexpected delays, or actions taken by competitors in reducing prices or introducing new products, could result in significant quarterly fluctuations in operating results.

As is typical in the product lifecycle management software market, we normally experience our highest licensing activity for the year in December. Software revenue, total revenue, operating income and net income have generally been highest in the fourth quarter of each year.

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2003
--------------------------------------------------------------------------------


Note K - SUMMARY OF DIFFERENCES BETWEEN FINANCIAL STATEMENTS

PREPARED UNDER FRENCH GAAP AND US GAAP

Differences between financial statements prepared under French GAAP and US GAAP are summarized below (in thousands of euros):


                                                    Net Equity        Net Income
--------------------------------------------------------------------------------
French GAAP                                           540,295           35,100
Available for sale securities (1)                       2,599            2,574
Goodwill amortization (2)                              44,378           13,920
Derivative instruments (3)                             10,728            (209)
Accounting for issuance of SolidWorks stock (4)       (2,061)            (925)
Pension -- Additional minimum liability (5)               328                -
                                                   -----------------------------
As adjusted for U.S. GAAP                             596,267           50,460
                                                   -----------------------------

    (1) Under French GAAP, investments in equity securities are stated at the lower of cost or fair market value. Unrealized losses are recognized in income. Under US GAAP, in accordance with SFAS 115, available for sales securities are accounted for at their fair market value, with the unrealized gains or losses being recorded in the shareholders' equity, except for the net effects of an other than temporary decline in fair value below the cost basis.

    (2) Under French GAAP, Goodwill is amortized over its useful life. Under SFAS 141 ("Business Combinations") and SFAS 142 ("Goodwill and Other Intangible Assets"), goodwill for which the acquisition date is after June 30, 2001 for the year ended December 31, 2001 and all unamortized goodwill for the period ended December 31, 2002 is not amortized. Goodwill amortization is replaced by an annual impairment test implemented at the reporting unit level using fair value measurement.

    (3) Under French GAAP, financial instruments designated as hedging instruments are not recognized but are disclosed as off-balance sheet instruments. The fair market value of a financial instrument is recognized when the hedged item is recognized in earnings. Under US GAAP, SFAS 133 requires all derivatives instruments to be recorded on the balance sheet at fair value. Changes in the fair value are recognized in earnings except for certain hedging transactions, which are reported as a component of other comprehensive income. This exception applies to the effective portion of hedges of forecasted transactions and hedges of a the foreign currency exposure of a net investment in a foreign operation.

    (4) Under French GAAP, the issuance of new shares by SolidWorks, which decreased the Company's ownership, was recognized as a proceeds of stock. Accordingly, a dilution gain was recognized in earnings. Under US GAAP, the gain is not recognized as reacquisition of shares is contemplated at the time of issuance. This dilution is accounted for as an equity transaction.

DASSAULT SYSTEMES
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF JUNE, 30 2003
--------------------------------------------------------------------------------

    (5) Under US GAAP, when the accumulated benefit obligation exceeds the fair value of plan assets, the Company shall recognize a liability in the statement of financial position. The adjustment is reflected in other comprehensive income, intangible assets and long-term liabilities, as appropriate. Under French GAAP, this adjustment is recognized in earnings.



NOTE L - SUBSEQUENT EVENTS

On September 8, 2003, the French State sold its entire 15.7% holding in Dassault Systemes.

As of the date of these financial statements, no new shareholder has declared ownership of more than 5% of Dassault Systemes share capital or voting rights

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           DASSAULT SYSTEMES S.A.


         Date: November 24, 2003           By:  /s/ Thibault de Tersant
                                              ------------------------------
                                           Name:    Thibault de Tersant
                                           Title:   Executive Vice President,
                                                    Finance and Administration